

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2023

Dr. Whitney Haring-Smith
Chief Executive Officer
Anzu Special Acquisition Corp I
12610 Race Track Road, Suite 250
Tampa, FL 33626

   Re: Anzu Special Acquisition Corp I
    Amendment No. 4 to Registration Statement on Form S-4
    Filed September 5, 2023
    File No. 333-271920

Dear Dr. Whitney Haring-Smith:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2023 letter.

Amendment No. 4 to Registration Statement on Form S-4

The Anzu Board's Reasons for the Business Combination, page 211

1. We note your revised disclosure in response to comment 2 and reissue the comment in part. Please revise your disclosure to clarify what is meant by the "value" of Cochlear Ltd. in your disclosure that "Envoy has been valued at less than 5% of Cochlear Ltd." Your disclosure should include a discussion of how you arrived at this value and the relevant value of Envoy, including any relevant revenues, earnings, multiples, market capitalizations, and underlying assumptions you considered to arrive at a value for Cochlear Ltd., and the discounted value for Envoy.

You may contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: David Slotkin